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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of October, 2003

                        Commission File Number: 333-07654


                                  ENDESA, S.A.
                 (Translation of Registrant's Name into English)

                              Ribera del Loira, 60
                               28042 Madrid, Spain
                     (Address of principal executive office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
                             Form 20-F  X  Form 40-F
                                       ---           ---

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                  Yes     No  X
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       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                  Yes     No  X
                                      ---    ---

          Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
                             Exchange Act of 1934:
                                  Yes     No  X
                                      ---    ---

  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A
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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      ENDESA, S.A.

Dated: October 8th, 2003      By: /s/ David Raya
                                 --------------------------------------
                              Name: David Raya
                              Title: Manager of North America Investor Relations

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                                                                         Exhibit

ENDESA and AUNA Launch the First Phase of PLC Technology Commercial
Deployment

    NEW YORK--(BUSINESS WIRE)--Oct. 8, 2003--

    -- The cities selected have been Zaragoza, starting in November and Barcelona, in January 2004.

    -- ENDESA has obtained the Telecommunications Market Commission authorization to offer voice and data services through the electric network.

    -- This is the first commercial experience of PLC technology in Spain.

    -- In only five months, ENDESA has deployed a PLC telecommunications network in Zaragoza which covers approximately 20,000 households.

    ENDESA (NYSE: ELE) and AUNA's Group have reached an agreement to launch in Zaragoza (November 2003) and Barcelona (January 2004) the first phase of the commercial development of the PLC technology (Power Line Communications), that enables to offer voice telecommunication and broadband services through low and medium voltage electricity network.
    The agreement was reached after AUNA's interest in exploring together with ENDESA the PLC technology as a network alternative to voice and data transmission.
    The display will have a delimited geographic scope and its aim is to evaluate the execution of the commercial and customer service processes.
    In five months, ENDESA has deployed in Zaragoza a PLC network which covers approximately 20,000 homes, offering broadband services (with speeds up to 20 Mbps) and telephony services (first PLC telephony network with IP protocol on large scale).
    The successful experience obtained by ENDESA in Zaragoza after the Massive Technological Test, has confirmed the technical viability of the PCL technology in real conditions. Among the main advantages of PLC we find the easy deploy, the use of existing infrastructures, and the use of the conventional electricity plugs as gateway to broadband.

    For additional information please contact David Raya, North
America Investor Relations Office, telephone # 212 750 7200 http://www.endesa.es

    CONTACT: ENDESA
             David Raya, 212-750-7200